K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

March 28, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jaea Hahn

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779 Amendment to Registration Statement on Form N-1A

Dear Ms. Hahn:

On behalf of the Trust, we submit this letter in response to comments received by telephone on February 25, 2016, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 163 under the Securities Act of 1933, as amended, and Amendment No. 165 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on January 13, 2016, accession no. 0001133228-16-006862 (the “Amendment”). The Amendment relates to the registration of Class A, Class I, Class R1, Class R2, Class R3, Class R4, Class R5, Class R6, and Class 1 shares, as applicable, of Retirement Choices at 2060 Portfolio, Retirement Living through 2060 Portfolio, and Retirement Living through II 2060 Portfolio (each a “Fund” and, collectively, the “Funds”), each a newly established series of the Trust.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment, and each comment and response relates to each Fund and class of shares of the Fund.

A.	General Comments

1.	Comment — Please provide the ticker symbol for each class of shares on EDGAR and on the front covers of the prospectuses and the Statement of Additional Information (the “SAI”).

Response — The ticker symbol of each class of the Funds will be included on EDGAR and on the front covers of the appropriate prospectuses and the SAI when such class begins operations.

2.	Comment — Please fill in missing information and remove brackets around information provided in the prospectuses and the SAI.

Response — The Trust has made the requested changes.

B.	Prospectus Comments

3.	Comment — Please define the following capitalized terms the first time they are used in the prospectus: “Complex Securities Committee,” “Independent Trustees,” “PSG,” and “Pricing Committee.”

Response — The Trust has revised the prospectus to define the term “PSG,” which stands for “Portfolio Solutions Group.” However, the Trust believes that the other terms cited in this comment are self-explanatory and that further explanations of these terms would not add to an investor’s understanding of the prospectus disclosure in which the terms are used. Accordingly, the Trust respectfully declines to provide definitions of these other terms.

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4.	Comments on “Fund summary — Fees and expenses”

(a)	In the “Annual fund operating expenses” table, if applicable, please disclose if the Fund’s advisor has the ability to recoup amounts waived or reimbursed under a contractual expense limitation arrangement. If applicable, please provide additional footnotes to the table describing this arrangement.

Response — Because the advisor does not have the ability to recoup waived or reimbursed expenses, no related changes are necessary to the fee table.

(b)	Please file the written expense limitation agreement as an exhibit to the Fund’s registration statement.

Response — The Trust will file the written expense limitation agreement as an exhibit to a future amendment of the Fund’s registration statement.

(c)	If applicable, please disclose in “Principal investment strategies” if short selling is a principal investment strategy of the Fund. If so, please revise the fee table to include an estimate of expenses associated with short selling.

Response — Because short selling is not a principal strategy of the Fund, no changes are necessary in response to this comment.

(d)	Please confirm that the estimated amount shown for “Management fee” in the fee table is correct and consider adding a footnote explaining that the two-part management fee structure described under “Who’s who — Management fees.”

Response — The Trust confirms that the estimated amount shown for “Management fee” in the fee table is correct. Also, the Trust believes that the Fund’s management fee structure is appropriately described under “Who’s who — Management fees” and that adding a footnote to explain the structure is not necessary. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

5.	Comments on “Fund summary — Principal investment strategies”

(a)	Please confirm that the strategies described in “Principal investment strategies” correspond to the risks described in “Principal risks.”

Response — The Trust so confirms.

(b)	Please explain the legal basis for the authority of the Fund’s Board to combine the Fund with another similarly situated fund without shareholder approval, and whether the Board would be required to find that such a combination was in the Fund’s best interests.

Response — The Trust expects to rely on the provisions of Rule 17a-8 under the 1940 Act to effect such a combination, which would include a Board finding that the combination was in the best interests of the merging fund.

(c)	Please explain whether the Fund intends to invest primarily in affiliated or non-affiliated underlying funds.

Response — The Fund may invest in both affiliated and non-affiliated funds and has the flexibility to invest more of its assets in one type of underlying fund rather than the other based on the subadvisors’ allocation decisions.

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(d)	Please describe any control relationships between the Fund and the affiliated underlying funds. For example, please explain whether the advisor or subadvisor of the underlying fund is affiliated with either of the Fund’s subadvisors.

Response — All affiliated underlying funds in which the Fund invests are managed by the same advisor, and the subadvisors of certain affiliated underlying funds also serve as subadvisors of the Fund.

(e)	Please confirm whether the Fund will invest in the lowest-cost class of shares of the affiliated underlying funds.

Response — The Trust so confirms.

(f)	Please explain whether the Fund’s investment in particular underlying sector funds represents a policy to “concentrate” the Fund’s assets in that particular sector (i.e., invest more than 25% of assets in such sector).

Response — The Fund currently does not intend to concentrate in any particular sector.

(g)	Please confirm that disclosure regarding the Fund’s use of derivatives is not generic and is consistent with staff guidance in the Letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute, dated July 30, 2010. Please ensure that the disclosure describes whether the Fund will be directly investing in derivative instruments or whether the Fund will have derivative exposure through the underlying funds.

Response — The Trust so confirms.

6.	Comments on “Fund summary — Principal risks — Principal risks of investing in the fund of funds”

(a)	Consider renaming this section “Principal risks of investing in the fund,” as the disclosure in this section relates to the top-tier fund, rather than the underlying funds.

Response — The Trust believes that using the term “fund of funds” in the heading of this section helps to distinguish between the direct risks of investing in the Fund and the indirect risks of investing in the underlying funds. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

(b)	Please confirm that each risk factor described in this section is applicable to the Fund.

Response — The Trust so confirms.

(c)	Please add a risk factor regarding investing in equity securities in this section, given the Fund’s expected allocation to underlying funds that invest in equity securities.

Response — Because the Fund’s exposure to equity securities risk is expected to be achieved primarily through investing in underlying equity funds, the Trust believes that the risk of investing in equity securities is appropriately discussed under “Principal risks of investing in the underlying funds.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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(d)	Please consider deleting “Investment company securities risk” as the risk of layered fees appears to be adequately described under “Fund of funds risk.”

Response — As this risk factor includes additional information regarding potential differences between a closed-end fund’s market price and net asset value, the Trust respectfully declines to make the requested change.

7.	Comment — The fifth paragraph under “Fund details — Principal investment strategies” states that the advisor may change the Fund’s target allocation between equity and fixed-income asset classes without shareholder approval. Please explain whether the Board is expected to review and approve such changes.

Response — The Trust expects that the advisor will inform the Board of such changes and request that the Board review and approve such changes.

8.	Comments on “Fund details — Other permitted investments”

(a)	In the first paragraph, please state that “The fund may directly” rather than “A fund of funds may directly” to clarify that this disclosure pertains to the Fund.

Response — The Trust has revised this phrase to read “The fund of funds may directly,” to better associate this disclosure with the Fund. Similar to the Trust’s response to Comment 6(a) above, the Trust believes that using the term “fund of funds” helps to distinguish the Fund from the underlying funds in which it invests.

(b)	Please identify whether any of the investments described in this section are principal investment strategies of the Fund.

Response — The investments described in this section are not principal investment strategies of the Fund. Accordingly, no changes are necessary in response to this comment.

(c)	Please revise the last two paragraphs to apply specifically to the Fund.

Response — The Trust has made the requested changes.

9.	Comments on “Principal risks of investing in the fund of funds”

(a)	Please change the heading to read “Principal risks of investing in the fund.”

Response — As noted above in its response to Comment 6(a), the Trust believes that using the term “fund of funds” in the heading of this section helps to distinguish the direct risks of investing in the Fund from the indirect risks of investing in the underlying funds. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

(b)	Please move to a separate section any risks that are not principal risks of investing in the Fund.

Response — All of the risks described in this section are principal risks of investing in the Fund. Accordingly, no changes are necessary in response to this comment.

(c)	Please revise the disclosure under “Fund of funds risk — Affiliated subadvised fund conflicts of interest risk” to refer to “affiliated subadvised underlying funds” rather than “affiliated subadvised funds.”

Response — The Trust notes that the first sentence designates the words “affiliated subadvised funds” as a defined term for “underlying funds managed by the subadvisor and/or other affiliated subadvisors.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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(d)	Please revise the introductory paragraph to “Principal risks of investing in the underlying funds” to distinguish between the Fund and the underlying funds.

Response — The Trust notes that the last sentence of this paragraph states that, in this section, an underlying fund is referred to as a fund. Because the heading of this section specifies that the discussion relates to the underlying funds, disclosure under such heading refers to the underlying funds, even though the term “fund” is used in that section. This approach permits the Fund to use standard disclosure that is used throughout the John Hancock fund complex for various risk disclosures.

10.	Comments on “Who’s who — Management fees”

(a)	Please delete the reference to “JHF III” or clarify its relationship to the Fund.

Response — The Trust believes that the terms “JHF II” and “JHF III,” as defined terms for John Hancock Funds II and John Hancock Funds III, respectively, are reasonably understood as identifying funds that are affiliated with the Fund. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

(b)	Please explain supplementally how the Fund’s advisory fee is calculated. In addition, please identify which funds of JHF II and JHF III are used to calculate the Fund’s advisory fees.

Response — The Fund’s advisory fee schedule includes an asset-based breakpoints above which the Fund pays a lower advisory fee rate. In order to determine whether the Fund meets a particular fee breakpoint, the Fund aggregates its assets with those of certain other affiliated funds specified in the Fund’s advisory agreement. The Trust does not believe that identifying such other affiliated funds in the prospectus is useful or required. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

(c)	Please confirm that the Fund’s advisory fee on other assets is calculated based on the Fund’s investments in all assets other than certain affiliated funds.

Response — The Trust so confirms.

(d)	Please explain supplementally whether the subadvisory fees are paid out of the overall advisory fees paid by the Fund or whether they are paid out of fees paid with respect to only affiliated fund assets or only other assets.

Response — The Trust confirms that the subadvisory fees are paid out of the overall advisory fees paid by the Fund.

(e)	In the first sentence of the final paragraph, please revise the reference “The subadvisor” to “Each subadvisor.”

Response — The Trust has made the requested change.

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11.	Comments on “Who’s who — Additional information about fund expenses”

(a)	In the second sentence of the first paragraph, please revise the phrase “current fiscal year” to “first year of operations.”

Response — This statement is intended to contrast the expense information presented in the fee table with actual expenses incurred during the course of the current fiscal year. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

(b)	The first paragraph of this section states that the Fund could experience a significant decrease in average net assets that may result in a higher advisory fee rate. Please explain how the Fund could experience this decrease during its first year of operations.

Response — Although the Trust would hope to achieve consistent asset growth during the Fund’s first year of operations, there is a possibility that the Fund could lose assets during this period, which could lead to a higher advisory fee if fee breakpoints are not achieved.

(c)	Please disclose that the voluntary fee waiver described in the second paragraph is in addition to the contractual expense limitation described in “Fund summary — Fees and expenses.”

Response — The Trust has made the requested change.

12.	Comments on “Underlying fund information”

(a)	Please explain whether the underlying funds listed in this section represent all the underlying funds in which the Fund intends to invest, or only a portion thereof.

Response — As stated in the second paragraph, as of the date of the prospectus, the Fund expects to allocate assets to the underlying funds in the list.

(b)	Please group the underlying funds in the list as equity or fixed-income funds.

Response — The Trust believes that the names of the underlying funds sufficiently identify which are equity funds or fixed-income funds. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

13.	Comment — In “Transaction policies — Valuation of securities,” please disclose how the Fund will value exchange-traded funds (“ETFs”). Please also explain whether the Fund intends to purchase ETFs only on exchanges or also in the form of creation units.

Response — The Fund will value ETFs in the same manner as it values other equity securities, i.e., using market-based prices. The prospectus states that open-end investment companies that are not ETFs are valued at net asset value. Accordingly, the Trust respectfully declines to make any changes in response to this comment. In addition, the Fund intends to purchase ETFs only on exchanges.

14.	Comment — In “Transaction policies — Right to reject or restrict purchase and exchange orders,” please disclose that the Fund’s right to reject, restrict, or cancel orders does not extend to redemption orders.

Response — The Trust notes that the section entitled “Transaction policies — Execution of requests” states that the Fund may temporarily suspend redemptions as allowed by federal securities laws. Because this statement precedes the section cited in this comment, the Trust respectfully declines to make any changes in response to this comment.

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C.	SAI Comments

15.	Comment — Please confirm that each of the strategies and instruments described in “Investment Policies” are strategies and instruments that the Fund may use.

Response — The Trust so confirms.

16.	Comment — In “Other Investments — High Yield (High Risk) Securities,” please state that such securities are referred to as “junk bonds.”

Response — The Trust has made the requested change.

(a)	In “Risk Factors,” in each section describing high yield debt, please state that such securities are referred to as “junk bonds.”

Response — Because the reference to high yield securities as junk bonds will be made in an earlier section of the SAI, the Trust respectfully declines to make any changes in response to this comment.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Funds, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 261-3240 or Thomas Dee, Assistant Secretary of the Trust, at (617) 663-4311.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc:	Thomas Dee